UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2026

Commission File Number: 001-41776

SOLOWIN HOLDINGS

(Translation of registrant’s name into English)

Room 1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

Solowin Holdings (the “Company”) held an extraordinary general meeting of shareholders at 10:00 a.m., Eastern Time, on October 13, 2026, at Room 1910-1912A, Tower 3, China Hong Kong City, 33 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong.

Shareholders of the Company’s Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), and the Company’s Class B ordinary shares, par value $0.0001 per share (the “Class B Ordinary Shares”, collectively with Class A Ordinary Shares, the “Ordinary Shares”), as of the close of business on September 30, 2026 (the “Record Date”), were entitled to receive notice of and vote at the meeting or any adjournment or postponement thereof. As of the Record Date, there were 181,529,461 Class A Ordinary Shares and 31,371,599 Class B Ordinary Shares issued and outstanding. Each Class A Ordinary Share of the Company is entitled to one vote, and each Class B Ordinary Share of the Company is entitled to ten votes. A total of 126,558,610.84 Ordinary Shares (representing 408,903,001.84 votes and 82.57% of the total votes outstanding as of the Record Date), constituting a quorum, were represented in person or by valid proxies at the meeting.

The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	That the following constitutes the votes with respect to that the approval, as an ordinary resolution, that effective on October 26, 2026, or such other date as may be determined in coordination with Nasdaq as the market effective date for the Share Consolidation, as determined by the board of Directors of the Company (the “Board”):

(i)	the consolidation of each of the issued and unissued Class A ordinary shares of a par value of US$0.0001 each, and each of the issued and unissued Class B ordinary shares of a par value of US$0.0001, at a ratio 1-for-200 (the “Share Consolidation”) be and is hereby approved such that (i) every 200 existing authorised issued and unissued Class A ordinary shares of a par value US$0.0001 each be consolidated into 1 Class A ordinary shares of a par value US$0.02 each, and (ii) every 200 existing authorised issued and unissued Class B ordinary shares of a par value US$0.0001 each be consolidated into 1 Class B ordinary shares of a par value US$0.02 each, such that following the Share Consolidation becoming effective, the authorised share capital of the Company of US$100,000 divided into 1,000,000,000 shares of a par value of US$0.0001 each, consisting of (i) 950,000,000 Class A ordinary shares of a par value of US$0.0001 each and (ii) 50,000,000 Class B ordinary shares of a par value of US$0.0001 each shall become US$100,000 divided into 5,000,000 shares of a par value of US$0.02 each, comprising (a) 4,750,000 Class A ordinary shares of a par value of US$0.02 each and (b) 250,000 Class B ordinary shares of a par value of US$0.02 each;

(ii)	any fractional entitlements to shares resulting from the Share Consolidation shall be rounded up to the nearest whole share, and each holder who would otherwise be entitled to a fraction of a share shall receive one whole share in lieu of such fraction; and

(iii)	each Director be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects.

For	Against	Abstain
407,859,143.14	782,319.10	261,539.60

Accordingly, the Share Consolidation has been approved.

2.	That the following constitutes the votes with respect to that the approval, as an ordinary resolution, that

(i)	subject to and immediately following the Share Consolidation taking effect, the authorised share capital of the Company be increased from US$100,000 divided into 5,000,000 shares of a par value of US$0.02 each consisting of (a) 4,750,000 Class A ordinary shares of a par value of US$0.02 each and (b) 250,000 Class B ordinary shares of a par value of US$0.02 each TO US$5,000,000,000 divided into 250,000,000,000 shares of a par value of US$0.02 each, consisting of (a) 200,000,000,000 Class A ordinary shares of a par value of US$0.02 each, (b) 25,000,000,000 Class B ordinary shares of a par value of US$0.02 each, and (c) 25,000,000,000 shares of a par value of US$0.02 each of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company (the “Share Capital Increase”) by the creation of an additional (a) 199,995,250,000 Class A ordinary shares of a par value of US$0.02 each, (b) 24,999,750,000 Class B ordinary shares of a par value of US$0.02 each, and (c) 25,000,000,000 shares of a par value of US$0.02 each of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company; and

(ii)	each Director be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects.

For	Against	Abstain
405,650,213.64	2,989,300.94	263,487.15

Accordingly, the Share Capital Increase has been approved.

3.	That the following constitutes the votes with respect to that the approval, as a special resolution, that conditional upon the approval of the holders of the Class B ordinary shares to the variation of the rights attached to the Class B ordinary shares, the existing second amended and restated articles of association be amended to change the voting power of the Class B ordinary shares as follows (the “Change of Voting Power”):

(a)	The last sentence of article 10 (b) be deleted in its entirety and be replaced by the following:

“Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to fifty (50) votes on all matters subject to the vote at general meetings of the Company.”

(b)	Article 67(2)(b) be deleted in its entirety and be replaced by the following:

“(b) every Member holding Class B Ordinary Shares present in person (or being a corporation, is present by a duly authorised representative), or by proxy shall have fifty (50) votes for every fully paid Class B Ordinary Share of which he is the holder and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative shall have fifty (50) votes for every fully paid Class B Ordinary Share of which he is the holder.

For	Against	Abstain
405,636,790.87	2,487,216.82	778,994.15

Accordingly, the Change of Voting Power has been approved.

4.	That the following constitutes the votes with respect to that the approval, as a special resolution, that subject to and immediately following the Share Consolidation, the Share Capital Increase, and the Change of Voting Power taking effect, the third amended and restated memorandum of association and articles of association of the Company as set forth in Appendix A to this notice (the “Third Amended and Restated Memorandum and Articles of Association”) be and are hereby approved and adopted as the memorandum of association and articles of association of the Company in substitution for, and to the exclusion of, the existing second amended and restated memorandum of association and articles of association of the Company with immediate effect, and any Director or company secretary of the Company be and is hereby authorised to do all such acts and things and execute all such documents, deeds and make all such arrangements that he shall, in his/her absolute discretion, deem necessary or expedient to implement the adoption of the Third Amended and Restated Memorandum and Articles of Association.

For	Against	Abstain
407,646,490.84	955,179.74	301,331.25

Accordingly, the Third Amended and Restated Memorandum and Articles of Association has been approved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2026	SOLOWIN HOLDINGS

/s/ Ling Ngai Lok
	Name:	Ling Ngai Lok
	Title:	Chief Executive Officer

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